UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nova LifeStyle, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6565 E. Washington Blvd

Address of Principal Executive Office (Street and Number)

Commerce, CA 90040

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nova Lifestyle, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thanh H. Lam	323	888-9999
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Nova LifeStyle Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Thanh H. Lam
Thanh H. Lam
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the 2023 fiscal year.

Cost of Sales

Cost of sales from continuing operations consists primarily of costs of finished goods purchased from third-party manufacturers. Total cost of sales from continuing operations decreased by 66% to $6.91 million for the year ended December 31, 2023, compared to $20.53 million for 2022. Cost of sales as a percentage of sales decreased to 62% for the year ended December 31, 2023, compared to 161% for 2022. The decrease in cost of sales in dollar term and cost of sales as a percentage of sales was mainly a result of our decreased inventory write down of $0.14 million, primarily for the products in U.S., for the year ended December 31, 2023, compared to $12.90 million of inventory write down, primarily for the jade mats in Malaysia, for 2022.

Moreover, if total cost of sales from continuing operations excluded our inventory write down of $0.14 million and $12.90 million for the years ended December 31, 2023 and 2022, respectively, total cost of sales from continuing operations would decrease by 11% to $6.77 million for the year ended December 31, 2023, compared to $7.62 million for 2022, and cost of sales as a percentage of sales would increase to 61% for the year ended December 31, 2023, compared to 60% for 2022. The decrease in cost of sales in dollar term was mainly due to the decrease in our net sales for the year ended December 31, 2023. The increase in cost of sales as a percentage was mainly a result of liquidation sales of jade mats in Malaysia which came with low profit margin for the year ended December 31, 2023.

Gross (Loss) Profit

Gross profit from continuing operations was $4.17 million for the year ended December 31, 2023, compared to gross loss of $7.78 million for 2022, representing an increase in gross profit of $11.96 million. Our gross profit margin was 38% for the year ended December 31, 2023, compared to a gross loss margin of 61% for 2022. The increase in gross profit and gross profit margin was mainly a result of our decreased inventory write down of $0.14 million for the year ended December 31, 2023, compared to $12.90 million of inventory write down for 2022.

Moreover, if total cost of sales from continuing operations excluded our inventory write down of $0.14 million and $12.90 million for the years ended December 31, 2023 and 2022, respectively, our gross profit would be $4.31 million for the year ended December 31, 2023, compared to $5.12 million for 2022, and our gross profit margin would be 39% for the year ended December 31, 2023, compared to 40% for 2022. The decrease in gross profit and gross profit margin was mainly a result of declining sales along with liquidation sales of jade mats for the year ended December 31, 2023.

3

Other Expenses, Net

Other expenses, net, from continuing operations were $851,166 for the year ended December 31, 2022, compared to $200,675 for 2021, representing an increase in other expenses of $650,491. The increase in other expenses was due primarily to an increase in foreign exchange loss of $737,507 to $639,432 for the year ended December 31, 2022 from foreign exchange gain of $98,075 for 2021. The increase in foreign exchange loss was mainly a result of the depreciation of Malaysian Ringgit against U.S. dollars on the Company’s assets in Malaysia. However, the increase in other expenses was partially offset by a decrease in interest expenses of $97,928 to $25,216 for the year ended December 31, 2022, compared to $123,144 for 2021.

Loss from Continuing Operations

As a result of the foregoing, our loss from continuing operations was $4.48 million for the year ended December 31, 2023, compared to $17.08 million for 2022.

Loss from Discontinued Operations

On February 15, 2022, we transferred our entire assets and business in Nova HK to Nova Malaysia, one of our subsidiaries. Operations of Nova HK were reported as discontinued operations in the accompanying consolidated financial statements for all periods presented. We had no loss from discontinued operations for the year ended December 31, 2023 and loss of $0.03 million for the years ended December 31, 2022.

Net Loss

As a result of the foregoing, our net loss was $4.48 million for the year ended December 31, 2023, compared to $17.10 million for 2022.

4